LIVE OAK BANCSHARES, INC.

1741 Tiburon Drive

Wilmington, North Carolina 28403

July 27, 2017

VIA EDGAR DELIVERY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Acceleration Request

Live Oak Bancshares, Inc.

Registration Statement on Form S-3

(File No. 333-219255)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-219255) (as amended, the “Registration Statement”), of Live Oak Bancshares, Inc. (the “Company”), relating to the proposed issuance and sale from time to time of up to $200,000,000 of one or more of the following securities by the Company: (i) voting common stock; (ii) non-voting common stock; (iii) preferred stock; (iv) warrants; (v) debt securities; (vi) units; (vii) depositary shares; (viii) purchase contracts; and (ix) rights.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:01 p.m. (Eastern time) on July 28, 2017, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please orally confirm the effectiveness of the Registration Statement with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Todd H. Eveson at (919) 882-7153 or Andrew J. Gibbons at (919) 786-4038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at teveson@wyrick.com and agibbons@wyrick.com.

Very truly yours,

Live Oak Bancshares, Inc.

By:	/s/ Gregory W. Seward
Gregory W. Seward
General Counsel

cc:	Wyrick Robbins Yates & Ponton LLP

[Signature Page to Acceleration Request]